Exhibit 99.2

July 29, 2024

Dear Participant,
As noted in Albert Bourla’s message, the Compensation Committee of Pfizer’s Board of Directors approved the Modification Offer (Offer) to modify Eligible Total Shareholder Return Units (TSRUs) and/or Performance Share Awards (PSAs).

If you choose to participate in the Offer, we will be using the Fidelity annual Long-Term Incentive (LTI) online grant acceptance (OGA) process on Fidelity NetBenefits (netbenefits.com).  To accept the Offer, you will need to make your election separately for each grant you are eligible to modify. Once you have accessed the site, you will be able to review your eligible grants available for modification.

This is a voluntary offer, but you will need to take action if you choose to accept the Offer. If you decline the Offer or do not make an election during the open window period from August 12 through September 12, 2024 (11:59 PM US Eastern Time), the terms of your original awards will continue.
ACTIONS REQUIRED AND WHAT TO EXPECT DURING THE ELECTION PROCESS:
•Access Fidelity: Log into Fidelity NetBenefits at netbenefits.com
•Take Action. If you wish to accept the Offer you must accept each award separately on Fidelity NetBenefits.
•Confirmation. After submitting your election, you will receive a confirmation by e-mail for each grant you elect to accept or decline the Offer.
•Important Reminder. Remember while we are using the Online Grant Acceptance process for this Offer, it is the Offer you are accepting.  We recommend you review the documents included in the Offer as they are different from the Grant Agreements you have accepted in the past before you make your election.
•Additional Information. On August 12, 2024, you will be able to view, on Fidelity NetBenefits, under Stock Plans choose Plan & Grant Documents, the Points of Interest (POI) Addendum, FAQs and the Tender Offer document.
•Information Sessions. Information sessions will be held on August 14, 2024 11:00 AM and 9:00 PM US Eastern Time. If you wish to attend one of these sessions, please RSVP to LTImodification@pfizer.com by August 12, 2024 and a link will be shared with you.

PLEASE NOTE: During the election period, when you review your TSRUs and/or PSAs in your Fidelity account you will continue to see your original grant and you will see a modified grant with an “M” added to the grant name & date.  For example (as applicable):

	Grant Name	Grant Date
Original Grant Modified Grant	PSA22 PSA22M	2/24/2022 2/24/2022

Original Grant Modified Grant	TSRU22 TSRU22M	2/24/2022 2/24/2022

•Your actual grant name may not match these exactly but will be similar to these examples with some variation, however the original and modified grant will have the grant year (22 or 23) and “M” for modified grant in the grant name.
WHAT TO EXPECT AT THE END OF THE ELECTION PROCESS ON September 12, 2024 (11:59 PM US Eastern time):
•If you accept the Offer, your original grant will be deleted and no longer visible to you. Your modified grant will remain. We recommend while you are taking action on your Offer, you download a copy of your Grant Agreement attached to your original grant and retain it for your records, if you haven’t already done so. You can access the grant agreement by accessing your account at Fidelity NetBenefits. Under your Stock Plans choose Plan & Grant Documents then under the “Choose a Plan to see awards” dropdown select the “Award Type” and then the “Grant Year” to download your signed accepted Grant Agreement.
•If you decline the Offer or do not make an election, your original grant will remain and the modified grant will be deleted.
Questions
•If you have any questions, please call Fidelity or email LTIModification@pfizer.com:
•In the US and Puerto Rico, please call 1-866-476-8723.
•For all other locations, go to the following URL for dialing instructions. You will need your Fidelity Participant 9-digit identification number and PIN or password when you make the call.
nb.fidelity.com/public/nb/default/resourceslibrary/articles/HowtoContactaFidelitySPSRep#/

Pfizer Total Rewards

Dear Colleague,
On Wednesday, July 24, the Compensation Committee of the Board of Directors approved modifications to the 2022 and 2023 Performance Shares Awards (PSAs) to encourage your retention, further motivate your commitment to our long-term performance, and focus on our stock price recovery.
PSAs represent an important incentive tool for our colleagues, while aligning their interests with the interests of our shareholders by connecting rewards to both adjusted net income over three one-year periods, and relative total shareholder return (TSR) performance as compared to the NYSE Arca Pharmaceutical (DRG) Index over a cumulative three-year period.
As you know, during the COVID-19 pandemic our stock price reached record levels largely because of our life-saving successes in fighting this devastating disease. Since then, we have seen lower-than-expected COVID vaccination and treatment rates, and our stock price has declined, affecting our relative total shareholder return versus peers. This has reduced significantly the retention value of these grants and the incentive to maximize our adjusted net income and our stock price appreciation, for the remaining terms.
Recognizing your importance to Pfizer’s financial performance and to the recovery of our stock price, the Compensation Committee has approved offering active participants the ability to elect to modify their 2022 and 2023 PSAs, such that the three-year performance period for these PSAs will be extended by two years and the applicable performance period will be measured over the final three years of the extended terms. If you make these elections, the PSAs granted in 2022 will be vesting and settling in 2027 rather than 2025, and the PSAs granted in 2023 will be vesting and settling in 2028 rather than 2026. The Committee will determine the applicable adjusted net income goal for each of 2025, 2026 and 2027 in accordance with the terms of the program at the beginning of each respective one-year period. In addition, the performance range for the operating goal will be 0% – 200%, and the relative total shareholder return modifier will be capped at 25 percentage points, consistent with market practice but subject to the overall 200% maximum payout. Any payout is capped at target if total shareholder return is negative for the performance period. All other terms of the 2022 and 2023 PSAs will remain unchanged.
I believe these modifications will benefit our colleagues and shareholders by promoting enhanced retention through a longer vesting period. Additionally, I believe extending the time for stock price appreciation will empower you to continue to help us deliver on our financial goals and drive shareholder value.

The Modification Offer is voluntary. Once the program commences, you will need to take action if you choose to accept the modifications. If you decline the election or do not make an election during the open window period, the terms of your original awards will continue.
More detailed information will be coming, and I have asked Steve Pennacchio, Senior Vice President, People Experience, Total Rewards, to hold information sessions to explain the program details. Please watch for the calendar invites coming soon or see the following page for information session details, as applicable.
Thank you for your ongoing support and commitment to Pfizer. You are vital to our future, and I hope the opportunity to modify these awards will retain and motivate you to continue working hard in your role.
Sincerely,
s/Albert
Sent to a Select Distribution List. Please Do Not Forward. For Internal Use Only.

Important Legal Information
This communication is for informational purposes only and is not an offer nor a solicitation of an offer to exchange any of Pfizer’s securities. The Modification Offer has not yet commenced. The offer to modify will be made only pursuant to the Modification Offer and other related materials, which are expected to be made available to all eligible holders of the 2022 and 2023 5-year TSRUs and/or 2022 and 2023 PSAs shortly after commencement of the Modification Offer, at no expense to such holders. You should read those materials and the documents referenced therein carefully when they become available because they will contain important information, including the various terms and conditions of the Modification Offer. Pfizer will file a Tender Offer Statement on Schedule TO (Tender Offer Statement) with the U.S. Securities and Exchange Commission (SEC). The Tender Offer Statement, including the Modification Offer and other related materials, will be available, at no charge, via the Fidelity NetBenefits online portal, at our website https://pfizer.com/financial-information/sec-filings, and on the SEC’s website at www.sec.gov. Pfizer urges you to read those materials carefully prior to making any decisions with respect to the Modification Offer, and recommends that you consult your tax and financial advisors to address questions regarding your decision.

Dear Colleague,
On Wednesday, July 24, the Compensation Committee of the Board of Directors approved modifications to the 2022 and 2023 5-year Total Shareholder Return Units (TSRUs) to encourage your retention, further motivate your commitment to our long-term performance, and focus on our stock price recovery.
TSRUs represent an important retention tool for our colleagues, while aligning their interests with the interests of our shareholders by providing value tied to absolute total shareholder return.
As you know, during the COVID-19 pandemic, our stock price reached record levels largely because of our life-saving successes in fighting this devastating disease. This has affected the grant prices for TSRUs granted in 2022 and 2023. Since then, we have seen lower-than-expected COVID vaccination and treatment rates, and our stock price has declined. This has reduced significantly the retention value of these grants and the incentive to maximize our stock price appreciation for the remaining terms.
Recognizing your importance to Pfizer’s financial performance and to the recovery of our stock price, the Compensation Committee has approved offering active participants the ability to elect to modify their 2022 and 2023 5-year TSRUs by adding a two-year extension. Essentially, the 2022 and 2023 5-year TSRUs will become 7-year TSRUs and run from 2022-2029 and 2023-2030, respectively. This means, if you elect to accept this modification, these TSRUs will have an additional two years for the stock price to recover as we focus on future performance.
I believe these modifications will benefit both our colleagues and shareholders by promoting enhanced retention through a longer vesting period. Additionally, I believe extending the time for stock price appreciation will empower you to continue to help us deliver on our financial performance and drive shareholder value.
The Modification Offer is voluntary. Once the program commences, you will need to take action if you choose to accept the modifications. If you decline the election or do not make an election during the open window period, the terms of your original awards will continue.
More detailed information will be coming, and I have asked Steve Pennacchio, Senior Vice President, People Experience, Total Rewards, to hold information sessions to explain the program details. Please watch for the calendar invites coming soon or see the following page for information session details, as applicable.
Thank you for your ongoing support and commitment to Pfizer. You are vital to our future, and I hope the opportunity to modify these awards will retain and motivate you to continue working hard in your role.

Sincerely,
s/Albert
Sent to a Select Distribution List. Please Do Not Forward. For Internal Use Only.
Important Legal Information
This communication is for informational purposes only and is not an offer nor a solicitation of an offer to exchange any of Pfizer’s securities. The Modification Offer has not yet commenced. The offer to modify will be made only pursuant to the Modification Offer and other related materials, which are expected to be made available to all eligible holders of the 2022 and 2023 5-year TSRUs and/or 2022 and 2023 PSAs shortly after commencement of the Modification Offer, at no expense to such holders. You should read those materials and the documents referenced therein carefully when they become available because they will contain important information, including the various terms and conditions of the Modification Offer. Pfizer will file a Tender Offer Statement on Schedule TO (Tender Offer Statement) with the U.S. Securities and Exchange Commission (SEC). The Tender Offer Statement, including the Modification Offer and other related materials, will be available, at no charge, via the Fidelity NetBenefits online portal, at our website https://pfizer.com/financial-information/sec-filings, and on the SEC’s website at www.sec.gov. Pfizer urges you to read those materials carefully prior to making any decisions with respect to the Modification Offer, and recommends that you consult your tax and financial advisors to address questions regarding your decision.